Exhibit 21.1

Oxford Immunotec Global PLC Subsidiaries

Entity	Jurisdiction of Organization
Oxford Immunotec Limited	United Kingdom
Oxford Immunotec Inc.	Delaware
Oxford Diagnostic Laboratories (UK) Limited	United Kingdom
Oxford Immunotec K.K.	Japan